SUB-ADVISORY AGREEMENT
APPENDIX A

(Appendix Last Amended as of November 3, 2016; Name Changes Effective as of October 31, 2015)

LIST OF FUNDS

WBI Tactical SMG Shares
WBI Tactical SMV Shares
WBI Tactical SMY Shares
WBI Tactical SMS Shares
WBI Tactical LCG Shares
WBI Tactical LCV Shares
WBI Tactical LCY Shares
WBI Tactical LCS Shares
WBI Tactical Income Shares
WBI Tactical High Income Shares
WBI Tactical Rotation Shares
WBI Power Factor™ High Yield Dividend ETF

SUB-ADVISORY AGREEMENT
APPENDIX B

(Appendix Last Amended as of November 3, 2016;
Name Changes Effective as of October 31, 2015)

Sub-Advisory Fees

As compensation for the services provided by the Sub-Advisor pursuant to this Agreement, within 10 business days of the last business day of each month, the Advisor shall pay, or shall cause each Fund to pay, the Sub-Advisor in arrears a fee calculated as a percentage of the average daily net assets of such Fund at the annual rates set forth below:

Fund	Fee Rate (% of the average daily net assets)

WBI Tactical SMG Shares (f/k/a WBI SMID Tactical Growth Shares)	0.85%
WBI Tactical SMV Shares (f/k/a WBI SMID Tactical Value Shares)	0.85%
WBI Tactical SMY Shares (f/k/a WBI SMID Tactical Yield Shares)	0.85%
WBI Tactical SMS Shares (f/k/a WBI SMID Tactical Select Shares)	0.85%
WBI Tactical LCG Shares (f/k/a WBI Large Cap Tactical Growth Shares)	0.85%
WBI Large Cap Tactical Value Shares	0.85%
WBI Tactical LCY Shares (f/k/a WBI Large Cap Tactical Yield Shares)	0.85%
WBI Tactical LCS Shares (f/k/a WBI Large Cap Tactical Select Shares)	0.85%
WBI Tactical Income Shares	0.85%
WBI Tactical High Income Shares	0.85%
WBI Tactical Rotation Shares	0.85%
WBI Power Factor™ High Yield Dividend ETF	0.55%

The fee paid hereunder is accrued daily at 1/365th of the applicable annual rate and any fees due hereunder with respect to partial months shall be pro-rated using the ratio of (i) the actual number of business days on which sub-advisory services were provided during such partial month over (ii) the total number of business days for such month. For the purpose of the fee accrual, the daily net assets of a Fund are determined in the manner and at the times set forth in the Trust’s current prospectus and, on days on which the net assets are not so determined, the net asset value computation to be used shall be as determined on the immediately preceding day on which the net assets were determined.

The Sub-Advisor may waive all or a portion of its fees provided for hereunder and such waiver will be treated as a reduction in the purchase price of its services.  The Sub-Advisor shall be contractually bound under this Agreement by the terms of any publicly-announced waiver of its fee, or any limitation of a Fund’s expenses, as if such waiver or limitation were fully set forth in this Agreement.  The waiver of any of the Sub-Advisor’s fee shall not obligate the Sub-Advisor to waive any of its fee on a subsequent occasion.

As of the date of this Agreement, the Advisor expects to cause the payment of the Sub-Advisor’s fee through the delegation to the Sub-Advisor of its right to receive payment of advisory fees under the Advisory Agreement.

This Appendix B shall be amended from time to time to reflect the addition and/or termination of any Fund as a Fund hereunder and to reflect any change in the advisory fees payable with respect to any Fund in accordance with Section 12.